Filed Pursuant to Rule 433

Registration No. 333-171519 and

333-171519-01 through 333-171519-05

Final Term Sheet dated June 21, 2012

5.500% Senior Guaranteed Notes due 2017

Guaranteed by Certain Subsidiaries of Ally Financial Inc.

Issuer:	Ally Financial Inc. (“Ally”)

Guarantors:	Ally US LLC, IB Finance Holding Company, LLC, GMAC Latin America Holdings LLC, GMAC International Holdings B.V. and GMAC Continental Corporation, each a subsidiary of Ally

Expected Ratings:	B1 / B+ / BB- (Moody’s/S&P/Fitch)

Title of Securities:	5.500% Senior Guaranteed Notes due 2017 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	June 21, 2012

Settlement Date:	June 26, 2012 (T+3)

Final Maturity Date:	February 15, 2017

Aggregate Principal Amount:

$500,000,000

The Notes will be part of the same series of notes as $1,000,000,000 principal amount of 5.500% Senior Guaranteed Notes due February 15, 2017 offered and sold by our prospectus supplement dated February 9, 2012 and the accompanying prospectus.

Gross Proceeds:	$507,500,000

Underwriting Discount:	1.000%

Net Proceeds to Ally before Estimated Expenses:	$502,500,000

Coupon:	5.500%

Issue Price:	101.500%, plus accrued interest from February 14, 2012 equal to $10,083,333.33

Yield to Maturity:	5.131%

Interest Payment Dates:	Semi-annually, in arrears on February 15 and August 15 of each year, until maturity, commencing August 15, 2012

Optional Redemption:	None

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

Concurrent Debt Offerings:	Ally is also offering $1,000,000,000 of its 4.625% Senior Guaranteed Notes due 2015

CUSIP/ISIN Numbers:	CUSIP: 02005NAL4
ISIN: US02005NAL47

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC

Co-Managers:

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Lloyds Securities Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Samuel A. Ramirez & Company, Inc.

Denominations:	2,000 × 1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 212-834-4533.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.